FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Stephan Hutter, Esq.

Shearman & Sterling LLP

Gervinusstrasse 17

60322 Frankfurt am Main, Germany

In connection with the offer, issuance and sale by Oesterreichische Kontrollbank (the “Bank”) of U.S.$ 1,750,000,000 aggregate principal amount of its 4.75% Guaranteed Global Notes Due 2012, U.S.$ 2,000,000,000 aggregate principal amount of its 2.875% Guaranteed Global Notes Due 2011, U.S.$ 1,000,000,000 aggregate principal amount of its 3.625% Guaranteed Global Notes Due 2013, U.S.$ 1,750,000,000 aggregate principal amount of its 3.125% Guaranteed Global Notes Due 2011, and U.S.$ 1,250,000,000 aggregate principal amount of its 1.875% Guaranteed Global Notes Due 2012, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007 as follows:

1.	The following additional exhibits are hereby added to the Annual Report:

Exhibit Number	Description
5. A.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 1,750,000,000 aggregate principal amount of the Bank’s 4.75% Guaranteed Global Notes Due 2012

B.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 2,000,000,000 aggregate principal amount of the Bank’s 2.875% Guaranteed Global Notes Due 2011

C.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 1,000,000,000 aggregate principal amount of the Bank’s 3.625% Guaranteed Global Notes Due 2013

D.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 1,750,000,000 aggregate principal amount of the Bank’s 3.125% Guaranteed Global Notes Due 2011

E.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 1,250,000,000 aggregate principal amount of the Bank’s 1.875% Guaranteed Global Notes Due 2012

F.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 1,750,000,000 aggregate principal amount of the Bank’s 4.75% Guaranteed Global Notes Due 2012

G.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 2,000,000,000 aggregate principal amount of the Bank’s 2.875% Guaranteed Global Notes Due 2011

H.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 1,000,000,000 aggregate principal amount of the Bank’s 3.625% Guaranteed Global Notes Due 2013

I.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 1,750,000,000 aggregate principal amount of the Bank’s 3.125% Guaranteed Global Notes Due 2011

J.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 1,250,000,000 aggregate principal amount of the Bank’s 1.875% Guaranteed Global Notes Due 2012

23. A.	Consent of Ortner Pöch Krassnigg Rechtsanwälte GmbH

B.	Consent of Shearman & Sterling LLP

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 5th day of February 2009.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

By:	/s/ WALTRAUT BURGHARDT
Senior Director

By:	/s/ ANTON EBNER
Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington D.C., on the 5th day of February 2009.

REPUBLIC OF AUSTRIA

By:	/s/ DR. ANDREAS RIECKEN
Chargé d’Affaires a.i.

EXHIBIT INDEX

Exhibit Number	Description
5. A.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 1,750,000,000 aggregate principal amount of the Bank’s 4.75% Guaranteed Global Notes Due 2012

B.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 2,000,000,000 aggregate principal amount of the Bank’s 2.875% Guaranteed Global Notes Due 2011

C.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 1,000,000,000 aggregate principal amount of the Bank’s 3.625% Guaranteed Global Notes Due 2013

D.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 1,750,000,000 aggregate principal amount of the Bank’s 3.125% Guaranteed Global Notes Due 2011

E.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 1,250,000,000 aggregate principal amount of the Bank’s 1.875% Guaranteed Global Notes Due 2012

F.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 1,750,000,000 aggregate principal amount of the Bank’s 4.75% Guaranteed Global Notes Due 2012

G.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 2,000,000,000 aggregate principal amount of the Bank’s 2.875% Guaranteed Global Notes Due 2011

H.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 1,000,000,000 aggregate principal amount of the Bank’s 3.625% Guaranteed Global Notes Due 2013

I.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 1,750,000,000 aggregate principal amount of the Bank’s 3.125% Guaranteed Global Notes Due 2011

J.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 1,250,000,000 aggregate principal amount of the Bank’s 1.875% Guaranteed Global Notes Due 2012

23. A.	Consent of Ortner Pöch Krassnigg Rechtsanwälte GmbH

B.	Consent of Shearman & Sterling LLP

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